SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant) By: /s/ Amnon Shemer —————————————— Amnon Shemer Chief Financial Officer

Date: March 27, 2007

ELTEK Ltd.
Amnon Shemer, CFO
+972-3-9395023
amnons@eltek.co.il

Eltek Reports 83% Growth in Net Income for Full Year 2006

—	2006 net income increased to $2.3 million from net income of $1.2 million in 2005
—	Q4: Company records 10th consecutive quarter of year-over -year revenue growth, 9th straight quarter of profitability and operating income of $877,000, up 31% from Q4-2005
—	Q4 net income of $632,000, up 16% year-over -year

PETACH-TIKVA, Israel, March 27, 2006 (BUSINESS WIRE) – Eltek Ltd., the leading Israeli manufacturer of advanced Flex-Rigid circuitry solutions, today announced its financial results for the fourth quarter and fiscal year ended December 31, 2006.

Highlights for the Quarter:

—	10th consecutive quarter of year-over-year revenue growth - revenues reached the Company's highest fourth quarter levels ever
—	9th consecutive quarter of profitability
—	Quarterly net income of $632,000 , $0.11 per basic share or $0.09 per fully diluted share

Eltek reported revenues for the three months ended December 31, 2006 of NIS 43.4 million ($10.3 million) compared with NIS 39.6 million ($9.4 million) for the fourth quarter of 2005. The increase in revenues primarily reflects the growth of Eltek’s marketing efforts in the high end of flex – rigid PCBs niche.

Net income for the fourth quarter totalled NIS 2.7 million ($632,000), or NIS 0.38 per fully diluted share ($0.09) compared with a net income of NIS 2.3 million ($544,000), or NIS 0.34 per fully diluted share ($0.08) for the same quarter in 2005. The fourth quarter of 2006 was the Company’s 9th consecutive quarter of profitability.

Highlights for the Year:

—	Significantly improved profitability in 2006
—	2006 net income increased to $2.3 million from net income of $1.2 million in 2005
—	2006 operating income increased to $2.9 million from operating income of $1.8 million in 2005

Revenues for the year ended December 31, 2006, were NIS 173.9 million ($41.2 million) compared with revenues of NIS 144.4 million ($34.2 million) in 2005. The increase in revenues primarily reflects the growth of Eltek’s marketing efforts in the high end of flex – rigid PCBs niche.

Net income for the year ended December 31, 2006 was NIS 9.6 million ($2.3 million), or NIS 1.39 per fully diluted share ($ 0.33) compared with net income of NIS 5.3 million ($1.2 million) or NIS (0.81) per share ($0.19) in 2005.

Arieh Reichart, President and Chief Executive Officer of Eltek, commented, “2006 was a successful year for us in which we achieved record revenue, consistently delivered year over year quarterly growth and increased profitability. I am especially pleased with the improvement in our gross margin and profitability in Q4-2006 in light of the continued adverse impact of the ongoing weakness of the U.S. dollar versus the Israeli shekel.”

Reichart concluded, “Going forward, we believe that 2007 will be an important year for Eltek. We see various new long -term growth opportunities in our existing markets in the U.S and Europe, via relationships we fostered and strengthened throughout 2006 and successful deliveries of several strategic pilot runs. With the measures we are taking in the first half of 2007 to grow our production capacity along with strengthening our sales team, we believe that we are well positioned to capitalize on the higher margin opportunities in the high-end PCB market.”

Amnon Shemer, CFO of Eltek commented: “We concluded a strong year on the financial front, as 2006 sales reached a new level and we managed to grow our yearly operating and net income by 63% and 83%, respectively, from 2005. During Q4 we improved our gross and operating margins in spite of the negative impact of the continued devaluation of the U.S. dollar against the NIS, and to a lesser extent higher raw material costs.”

Shemer concluded, “During 2006 we invested $3.0 million in new capital expenditures, including $1.1 million in the fourth quarter, mainly for manufacturing equipment. In order to meet the growing demand for our high end PCBs, we are now expanding our operation facility by approximately 15,000 square feet, which expansion is expected to bear fruit in the second half of 2007, and selectively adding employees to our manufacturing, supply chain and sales groups to manage expected sales increases in the second-half of 2007.”

About the Company

Eltek is Israel’s leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek’s technologically advanced circuitry solutions are used in today’s increasingly sophisticated and compact electronic products.. For more information, visit Eltek’s World Wide Web site at www.eltekglobal.com.

NOTE A: Convenience Translation to Dollars

For the convenience of the reader, the reported NIS figures of December 31, 2006 have been presented in U.S. Dollars, translated at the representative rate of exchange as of December 31, 2006 (NIS 4.225 = U.S. Dollar 1.00). The U.S. Dollar ( $) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Eltek ltd.
Consolidated Statements of Operations
(In thousands, except per share data)

			Convenience Translation			Convenience Translation
	Year ended December 31,			Three months ended December 31,
	2005 NIS Audited	2006 NIS Unaudited	2006 U.S.$ Unaudited	2005 NIS	2006 NIS Unaudited	2006 U.S.$

Revenues	144,429	173,944	41,171	39,570	43,410	10,275
Costs or revenues	(115,733)	(136,526)	(32,313)	(30,983)	(32,928)	(7,794)

Gross profit	28,696	37,418	8,858	8,587	10,482	2,481
Research and development
expenses, net	(646)	(687)	(163)	(161)	(193)	(46)
Selling, general and
administrative expense	(19,862)	(24,308)	(5,754)	(5,445)	(6,583)	(1,558)
Amortization of goodwill	(593)	-	-	(146)	-	-

Operating income	7,595	12,423	2,941	2,835	3,706	877
Financial expenses, net	(2,656)	(2,396)	(568)	(628)	(606)	(143)

	4,939	10,027	2,373	2,207	3,100	734
Other income (expense), net	103	24	6	69	(7)	(2)

Income before tax expenses	5,042	10,051	2,379	2,276	3,093	732
Tax expenses	-	(703)	(166)	0	(703)	(166)

Income after tax expenses	5,042	9,348	2,213	2,276	2,390	566

Minority interests	218	266	63	24	279	66

Net income	5,260	9,614	2,276	2,300	2,669	632

Basic net earnings per share*	0.94	1.71	0.41	0.41	0.47	0.11

Diluted net earnings per share*	0.81	1.39	0.33	0.34	0.38	0.09

Weighted average shares used to
compute basic net earnings per share	5,575	5,617	5,617	5,602	5,624	5,624

Weighted average shares used to
compute diluted net earnings per share	6,785	6,954	6,954	6,815	6,961	6,961

* Ordinary shares, par value of NIS 0.6 each.

Eltek ltd.
Consolidated Condensed Balance Sheets
(in thousands)

				Convenience Translation
Reported amounts	December 31,		December 31,	December 31,
	2005 (Audited) NIS		2006 (Unaudited) NIS	2006 (Unaudited) US $

Assets

Current assets
Cash and cash equivalents	7,258		8,576	2,030
Receivables: Trade	22,990	*	32,562	7,707
Other	1,926	*	1,103	261
Inventories	16,051		15,910	3,766

Prepaid expenses	986		813	192

Total current assets	49,211		58,964	13,956

Deferred taxes	697		-	-

Property and equipment, net	32,969		34,997	8,283

Goodwill	3,735		3,816	903

Total assets	86,612		97,777	23,142

*Reclassified

Eltek ltd.
Consolidated Condensed Balance Sheets
(in thousands)

			Convenience Translation
Reported amounts	December 31,	December 31,	December 31,
	2005 (Audited) NIS	2006 (Unaudited) NIS	2006 (Unaudited) US $

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of
long-term debts	17,561	11,731	2,776
Trade payables	25,176	25,100	5,942
Other liabilities and accrued expenses	10,914	12,539	2,968
Convertible note	-	1,844	436

Total current liabilities	53,651	51,214	12,122

Long-term liabilities
Long term debt, excluding current maturities	7,607	12,862	3,068
Employee severance benefits, net	274	344	82

Total liabilities	7,881	13,306	3,150

Minority interests	1,547	1,312	310

Convertible note	1,820	-	-

Shareholder's equity
Ordinary shares, NIS 0.6 par value. Authorized
50,000,000 shares, issued and outstanding
5,624,011 shares at December 31,2006 and
5,602,511 shares at December 31,2005	29,765	29,778	7,048
Additional paid in capital	54,553	54,981	13,013
Capital reserves related to loans from
controlling shareholders	10,010	10,010	2,369
Cumulative foreign currency translation
adjustments	1,916	2,093	495
Capital reserve	6,685	6,685	1,582
Accumulated deficit	(81,216)	(71,602)	(16,947)

Total shareholders` Equity	21,713	31,945	7,560

Total liabilities and shareholders equity	86,612	97,777	23,142